PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

08003305

6th June 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs, Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 6th June 2008.

"AGM Statement".

SEC
Mail Processing
Section
JUN 16 2008
Washington, DC
105

Yours faithfully

PROCESSED
JUN 20 2008 E
THOMSON REUTERS

C. Cunliffe

Stephen Huddle
Company Secretary

Enc

dw 6/18

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

AGM Statement

The following statement was made by Simon Lockett, Chief Executive of Premier Oil plc, at today's Annual General Meeting of the Company:

"Irrespective of the strong oil price environment, 2007 was an excellent year for Premier. Major achievements were made advancing our development projects both commercially and technically. We signed significant Gas Sales Agreements with customers in Singapore and Indonesia, and continue to be on track with our stated aim: producing 50,000 barrels of oil equivalent, per day, by the end of 2010. In line with this aim, the company's average production rate increased by 8 per cent to 35,800 barrels of oil equivalent per day and in the early part of 2008 exceeded 40,000 barrels per day.

This year will see Premier drilling a total of 12 exploration and appraisal wells. The programme has begun well with the successful appraisal of the Chim Sao field in Vietnam and in Mauritania with the successful Banda well.

In 2007 we completed two growth acquisitions in our core areas. In the North Sea, we acquired a further 20% equity in the producing Scott field adding around 5,000 barrels of oil equivalent per day to Premier's current production rate. In Asia, we increased our equity in North Sumatra Block A by 25%. These acquisitions added barrels to Premier's booked reserves and represented extremely good value, even more so in a rising oil and gas price environment.

Between year-end 2006 and 2007, oil and gas reserves increased by 39%, to 212 million barrels of oil equivalent. We also added 20 million barrels of oil equivalent to our contingent resources. It is particularly pleasing to transfer exploration success into gas reserves from our Indonesian Natuna Sea project with the signing of Gas Sales Agreements.

Financially, Premier is in an extremely strong position. The balance sheet at the end of April 2008 had around 425 million dollars of cash. With hindsight, and given the current credit environment, our decision to issue a $250 million convertible bond in May 2007 at a coupon rate of only 2.875% was extremely astute. Along with our undrawn bank facilities and our strong operating cashflow, this means that our $1 billion dollar capital programme is fully funded."

6 June 2008

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**
Evgeniy Chuikov	**Tel: 020 3008 5506**

END